Western Magnesium Corp.

900 - 580 Hornby Street

Vancouver, BC, Canada, V6C 3B6

November 19, 2021

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Karl Hiller, Accounting Branch Chief
John Cannarella, Staff Accountant

Re:	Western Magnesium Corporation (the “Company”)
Registration Statement on Form 10-12(g)/A (Amendment No. 1)
Filed November 5, 2021
File No. 000-56323

Ladies and Gentlemen:

The Company is in receipt of the staff’s oral comments on the above-referenced filing. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed a Form 10/A (Amendment No. 2) (“Amendment No. 2”) which contains the revisions set forth below.

Description of the Registrant’s Securities to be Registered Choice of Forum, page 67

Prior Comment No. 3.	The staff requested that the Company further explain how it intends to inform shareholders that the exclusive jurisdiction provisions in Article IX of the bylaws do not apply to actions arising under the Securities Act or the Exchange Act consistent with its prior comment 3 included in the staff’s October 27, 2021 comment letter.

RESPONSE:	As previously noted, the exclusive jurisdiction provisions in Article IX of the bylaws do not apply to actions arising under the Securities Act or the Exchange Act. In this regard and in response to the October 27 comment letter, the Company previously added this disclosure to Amendment No. 1 on page 13 (Item 1A - Risk Factors) and page 67 (Item 11. Description of the Registrant’s Securities to be Registered - Choice of Forum).

In addition, and in response to the staff’s oral comments, the Company will take the following action:

1.	Promptly undertake to amend its bylaws to add this clarification following TSX approval. Section 9.1 of TSX Venture Exchange Policy 3.2 requires the Company to obtain conditional acceptance from the TSXV prior to implementing an amendment to its by-laws;

2.	Include additional disclosure on pages 13 and 67 of Amendment No. 2 reflecting the Company’s undertaking to amend its bylaws; and

3.	Include in its future filings with the SEC disclosure that Article IX of the bylaws do not apply to actions arising under the Securities Act or the Exchange Act.

United States Securities and Exchange Commission

November 19, 2021

Financial Statements

Note 8 – Mineral Property Costs and Exploration and Evaluation Assets, page F-46

Prior Comment No. 4.	In furtherance of the staff’s previous comment no. 4 in its October 27 comment letter, the staff requested that the Company further explain whether its management conducted an impairment test on the Company’s mineral properties for recoverability and impairment loss during the period ended October 31, 2020 in light of the existence of on indicators of impairment with respect to the Tami Mosi property.

RESPONSE:	In response to this oral comment, the Company revised its disclosure on page F-40 of Amendment No. 2 reflecting that Management conducted an impairment test on its mineral properties for recoverability and impairment loss during the period ended October 31, 2020 and determined that its mineral properties were not impaired.

Exhibits

In response to the staff’s oral comment, the Company has re-filed Exhibit 10.16 to include the conformed signature of the purchaser identified in that agreement.

We trust the foregoing and Amendment No. 2 is fully responsive to the staff’s comments. Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sam Ataya
Sam Ataya, Chief Executive Officer

cc:	Laura Anthony, Esq.